J.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a – 16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the months of January, February and March 2002

NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on April 22, 2002 regarding the results of the Corporation for the first quarter of 2002, a copy of which is filed hereto as Exhibit 1 and incorporated herein by reference; and

- the first quarterly report of the Corporation (for the period ended March 31, 2002) a copy of which is filed hereto as Exhibit 2 and incorporated herein by reference.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on April 22, 2002
2	First Quarterly Report of Norampac Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: Brigitte Dufour
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: April 24, 2002